Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-186186 and 333-196432 on Form S-8 and Nos. 333-194771 and 333-194770 on Form S-3 of our report dated February 25, 2016, relating to the consolidated and combined financial statements and financial statement schedules of CyrusOne Inc. and subsidiaries which report expresses an unqualified opinion and includes an explanatory paragraph regarding the allocation of corporate costs from Cincinnati Bell, Inc. for specified periods and the basis of presentation as of and for each period presented in the consolidated and combined financial statements, and the effectiveness of CyrusOne Inc.’s and subsidiaries’ internal control over financial reporting appearing in this Annual Report on Form 10-K of CyrusOne Inc. for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 25, 2016